FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 17, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on February 17, 2021

CELLCOM ISRAEL ANNOUNCES NETWORK PARTNER
INTERIM INJUNCTION DECISION

Netanya, Israel – February 17, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous announcements regarding Marathon 018 Xfone Ltd.'s, or Xfone, breach of the sharing network agreement and annulment notice of the agreement and the Company's filing of lawsuit for the enforcement of the network sharing agreement and for an interim injunction to prevent Xfone from entering any contradicting agreement to the network sharing agreement with the Company, the court hearing for the interim injunction was held today. As per the court's recommendation, the following was agreed and granted court decision validity (with each party retains its claims):

During the period until March 17, 2021, Xfone will not enter a contradicting agreement, the Company will continue to bill Xfone as was done until now and Xfone will bear the payment for the services provided to it during such period. Also, during such period the parties shall enter mediation and shall notify the court on March 17, 2021 whether to provide a decision regarding the interim injunction or postpone it for an additional period.

For additional details regarding the materiality of the network sharing agreement on the Company's results, see the Company's 2019 annual report on Form 20-F, dated March 23, 2020, under "Item 3. Risk Factors - Our network sharing agreements consideration constitute a significant portion of our revenues" and Item 4. Information on the Company – B. Business Overview – Networks and Infrastructure – Network sharing agreements" and the Company's current reports on Form 6-K dated November 16, December 9, 2020, January 31 and February 8, 2021.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For February 17, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary